[redacted]

09042499

N.a. 9/17

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26825

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMMONWEALTH CHURCH FINANCE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

677 JONESBORO ROAD
(No. and Street)

MCDONOUGH (City) GA (State) 30253 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY S. SIEGEL 678-583-9760 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JACK F. GAMEL, P.C.
(Name – *if individual, state last, first, middle name*)

8218 DURALEE LANE (Address) DOUGLASVILLE (City) GA (State) 30134 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
SEP 22 2009
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 10/30

OATH OR AFFIRMATION

I, JEFFREY S. SIEGEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMMONWEALTH CHURCH FINANCE, INC., as of JUNE 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Signature

SENIOR VICE PRESIDENT

Title

Notary Public

Notary Public, Spalding County, Georgia
My Commission Expires Nov. 8, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH CHURCH FINANCE, INC.
COMPARATIVE FINANCIAL STATEMENTS
JUNE 30, 2009 AND 2008

Jack F. Gamel, P.C.

Certified Public Accountants

Jack F. Gamel, C.P.A.
Lee Rente Smither, C.P.A.

8218 Duralee Lane
Douglasville, Ga. 30134
770-949-5150
770-949-5855 (Fax)

Board of Directors and Shareholders
Commonwealth Church Finance, Inc.
677 Jonesboro Road
McDonough, Georgia 30253

We have audited the accompanying comparative balance sheets of Commonwealth Church Finance, Inc. as of June 30, 2009 and 2008, and the related statements of income, shareholders' equity, and cash flows for the years then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. These Financial Statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Church Finance, Inc. as of June 30, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with United States generally accepted accounting principles.

We also have audited in accordance with the standards of the Public Accounting Oversight Board (United States), the effectiveness of the Commonwealth Church Finance Inc's internal control over financial reporting as of June 30, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated August 18, 2009, expressed an unqualified opinion on the effectveness of the Company's internal control over financial reporting.

The accompanying supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements of Commonwealth Church Finance, Inc. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Jack F. Gamel, P.C.

August 21, 2009

Jack F. Gamel, P. C.

Certified Public Accountants

Jack F. Gamel, C.P.A.
Lee Renée Smither, C.P.A.

8218 Duralee Lane
Douglasville, Ga. 30134
770-949-5150
770-949-5855 (Fax)

Board of Directors and Shareholders
Commonwealth Church Finance, Inc.

We have audited management's assessment, included in the accompanying Report of Management on Internal Control Over Financial Reporting, the Commonwealth Church Finance Inc maintained effective internal control over financial reporting as of June 30, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria"). The Commonwealth Church Finance Inc's management is responsible for maintaining effective internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transaction and disposition of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition or the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

In our opinion, management's assessment that Commonwealth Church Finance Inc maintained effective internal control over financial reporting as of June 30, 2009, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Commonwealth Church Finance Inc maintained, in all material respects, effective internal control over financial reporting as of June 30, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the comparative balance sheets of Commonwealth Church Finance Inc as of June 30, 2009 and 2008, and the related statements of comparative income, shareholders' equity, and cash flows for each of the two years in the period ended June 30, 2009 and 2008, and our report dated August 18, 2009, expressed an unqualified opinion thereon.

Jack F Gamel, PC

August 21, 2009

Commonwealth Church Finance

Home Office - 677 Jonesboro Road, McDonough, GA 30253
Mailing Address - PO Box 1620, Stockbridge, GA 30281
E-mail - churchloans@commonwealthchurchfin.com
Phone (678) 583-9760/Fax (678) 583-9758
Toll Free -1-800-473-4124

Shareholders
Commonwealth Church Finance, Inc.

Management of Commonwealth Church Finance Inc is responsible for establishing and maintaining adequate accounting and internal control systems over financial reporting for the Company. The Company's internal control system is designed to provide reasonable assurance that the Company has the ability to record, process, summarize, and report reliable financial information on a timely basis.

The Company's management assessed the effectiveness of the Company's internal controls over financial reporting as of June 30, 2009. In making this assessment, management used the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria").

Based on the Company's assessment of internal control over financial reporting under the COSO criteria, management concluded the Company's internal control over financial reporting was effective as of June 30, 2009.

Jack F Gamel, PC, independent registered public accounting firm, audited the Company's assessment of internal control over financial reporting as of June 30, 2009, and their report thereon is included on the next page of this report.

Senior Vice President

COMMONWEALTH CHURCH FINANCE, INC.
COMPARATIVE BALANCE SHEETS
JUNE 30, 2009 AND 2008

ASSETS

	2009	2008
Current assets:		
Petty cash	$ 200	$ 200
Cash in bank accounts	270,958	237,797
Accrued income	56,000	27,081
Notes receivable	0	2,571
Prepaid income taxes	4,185	3,209
Total current assets	331,343	270,858
Fixed assets:		
Property and equipment	63,997	69,495
Less accumulated depreciation	57,606	60,016
	6,391	9,479
Other assets:		
Deposits	0	2,591
	0	2,591
	$ 337,734	$ 282,928

LIABILITIES AND SHAREHOLDER'S EQUITY

		2009	2008
Current liabilities:			
Accrued expenses	(Note 2)	$ 171,068	$ 96,501
Contingent liability	(Note 4)	16,667	0
Note payable	(Note 3)	23,539	20,000
Total current liabilities		211,274	116,501
Shareholder's equity:			
Common stock, no par, 100,000 shares authorized, 37,000 shares issued and outstanding		21,000	21,000
Paid-in-capital		90,437	5,937
Retained earnings		15,023	139,490
		126,460	166,427
		$ 337,734	$ 282,928

See notes to financial statements

COMMONWEALTH CHURCH FINANCE, INC.
COMPARATIVE STATEMENTS OF INCOME AND SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

	2009	2008
Revenue, net of returns	$ 1,626,785	$ 2,425,230
Expenses:		
Salaries - officers	352,661	518,763
Salaries and compensation - other	564,688	637,729
Payroll services and taxes	157,673	190,452
Commissions - other broker dealers	16,910	87,290
Commissions suspense	26,842	5,324
Independent contractor compensation	226,658	426,890
Other benefits	2,533	6,535
Accounting	19,592	19,496
Advertising	4,201	3,073
Automotive	34,859	51,760
Bad debt expense	0	35,121
Call center	6,684	1,085
Cold call	0	388
Computer and software maintenance	4,020	11,672
Conferences and conventions	1,290	2,207
Contributions	6,624	100
Credit reporting	4,003	4,027
Depreciation	2,991	2,310
Due diligence	15,589	9,467
Dues and subscriptions	9,567	16,456
Equipment maintenance and rental	77,597	76,316
Insurance	2,045	0
Interest	4,221	2,499
Legal and accounting	29,519	28,628
Meeting expenses	8,278	31,400
Miscellaneous	3,755	5,621
Office expense	7,845	8,344
Origination expense	16,843	17,498
Postage and freight	22,585	21,784
Printing	7,466	1,664
Promotions and awards	0	27,854
Recruiting	0	157
Regulatory expense	49,733	14,135
Rent	24,000	45,000
Repairs and maintenance	3,534	2,343
Security expense	256	196
Small equipment purchase	420	547
Supervisory and on-site expenses	0	3,746
Taxes and licenses	9,795	9,088
Telephone	19,113	23,529
Training	$ 1,237	$ 1,890

See notes to financial statements

COMMONWEALTH CHURCH FINANCE, INC.
COMPARATIVE STATEMENTS OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

	2009	2008
Travel and entertainment	$ 2,307	$ 7,015
Utilities	5,524	5,125
	1,753,458	2,364,524
Operating income (loss)	(126,673)	60,706
Other income (expenses):		
Interest income	2,303	5,530
Loss on abandoned assets	(97)	0
	2,206	5,530
Income (loss) before taxes	(124,467)	66,236
Provision for income tax refunds (expenses) (Note 5)	0	0
	0	0
Net income (loss)	(124,467)	66,236
Retained earnings, beginning	139,490	73,254
	139,490	73,254
Retained earnings, ending	$ 15,023	$ 139,490

See notes to financial statements

COMMONWEALTH CHURCH FINANCE, INC.
COMPARATIVE STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

	2009	2008
Cash flows from operating activities:		
Net income (loss)	$ (124,467)	$ 66,236
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation	2,991	2,310
Changes in operating assets and liabilities:		
Accrued income	(28,919)	100,479
Notes receivable	2,571	44,700
Utility deposits	2,591	
Income taxes payable	(976)	858
Accrued liabilities	74,567	(173,069)
Contingent liabilities	16,667	
Notes payable	3,539	20,000
Net cash provided by (used in) operating activities	(51,436)	61,514
Cash flows from investing activities:		
Loss on abandoned assets	97	0
Net cash provided by (used in) investing activities	97	0
Cash flows from financing activities:		
Additional paid in capital	84,500	0
Net cash provided by (used in) financing activities	84,500	0
Net increase (decrease) in cash	$ 33,161	$ 61,514

See notes to financial statements

1. Summary of significant accounting policies:

Operation:

The Company is organized to orignate bond issues for non profit organizations and sell bonds from these offerings to the public.

Depreciable assets:

Depreciable assets are stated at cost.

Depreciation:

The Company provides for depreciation over the useful lives of the assets on a straight-line method and on the accelerated method of recovery pursuant to the Internal Revenue Service regulations.

2. Accrued expenses:

Accrued expenses includes accounts payable, accrued liabilities, and other expenses.

3. Notes payable:

The note payable is an unsecured note due to Turner, Unruh, North and Siegel, LLC, a partnership, 100% owned by four of the shareholders of Commonwealth Church Finance, Inc. The note accrues interest at 3.75% and is due upon demand after December 31, 2008.

4. Commitments and contingent liabilities:

The company has contingent liabilities arising from two FINRA arbitration proceedings. Based upon recommendation of counsel the company has recorded $ 16,667 as a contigency liability for the settlement of the cases. Legal counsel reports this contingency allocation to be adequate.

The company leases office space from Turner, Unruh, North and Siegel, LLC, a partnership, 100% owned by four of the shareholders of Commonwealth Church Finance, Inc for $4,500 per month. The lease is a long-term lease.

The Company leases office equipment and vehicles for $7,465 per month.

5. Provision for income tax:

There is no provision for income tax because the company has a net operating loss of $33,349 carried forward from prior tax years to the current income tax year and there is a net operating loss for the current year.